EXHIBIT 9(a)(4)

Company Press Release

SOURCE:  Hybridon, Inc.

Hybridon Announces Commencement of Exchange Offer for its 9% Convertible Subordinated Notes Due 2004

CAMBRIDGE,  Mass., February 6, 1998/PRNewswire/ -- Hybridon,  Inc. (OTC Bulletin
Board: HYBN news) (the "Company") today announced that it has commenced an exchange offer to the holders of its 9% Convertible Subordinated Notes due 2004 (the "9% Notes") to exchange such 9% Notes for Series A Preferred Stock and certain warrants of the Company (the "Exchange Offer"). As more fully described in the applicable Offer to Exchange, in the Exchange Offer, each $1,000 of principal amount and accrued but unpaid interest will be exchanged, upon the terms and subject to the conditions set forth in the applicable Offer to Exchange, for 10 shares of Series A Preferred Stock and warrants to purchase such number of shares of Common Stock of the Company equal to 15% of the number of shares of Common Stock into which such Series A Preferred Stock would be convertible at the Exercise Price (as defined in the Offer to Exchange). There can be no assurance that such Exchange Offer will be successful.

This announcement is neither an offer to purchase or exchange nor a solicitation of an offer to sell or exchange the 9% Notes. The offers are made solely by the Offer to Exchange, dated as of the date hereof, and are subject to certain conditions specified therein.

The depositary for the exchange offer is ChaseMellon Shareholder Services, L.L.C.

Holders of 9% Notes who have questions or requests for assistance should call the Company at (617) 528- 7000. The Company has filed with the Securities and Exchange Commission (the "Commission") a Schedule 13e-4, together with all exhibits thereto (including the Offer to Exchange). Copies of such Schedule 13e-4 and exhibits may be obtained from the Company or from the web site maintained on the World Wide Web by the Commission at http://www.sec.gov.

The Company, headquartered in Cambridge, Massachusetts, is engaged in the discovery and development of genetic medicines for the treatment of certain diseases, based primarily on antisense technology. Antisense technology attempts to use synthetic segments of DNA and RNA to stop the production of disease-associated proteins by interacting at the genetic level with target strands of messenger RNA.